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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Seminole Financial

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294- 7898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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SEMINOLE FINANCIAL

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):			Page
(x)		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	2
( )	(c)	Statement of Operations.	
( )	(d)	Statement of Cash Flows.	
( )	(e)	Statement of Changes in Partners' Capital.	
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).	
(x)		Notes to Statement of Financial Condition.	3
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	
( )	(h)	Statement regarding Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.	
(x)	(1)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (Not Required).	
( )	(n)	Supplementary Report on Internal Control	
( )	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.	
( )	(p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act (Not Applicable).	
( )	(q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Option Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (Not Applicable).	

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Seminole Financial (the "Partnership), as of December 31, 2010, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2009 13

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Seminole Financial

We have audited the accompanying statement of financial condition of Seminole Financial (the "Partnership") as of December 31, 2010. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP
Ernst + Young LLP

February 28, 2011

Seminole Financial

Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets		
Cash and cash equivalents	$	5,112
Receivables from related broker/dealer		653
Receivables from affiliates		10
Fixed assets, net		133
Other assets		149
Total assets	$	6,057
Liabilities and Partners' Capital		
Accrued compensation	$	232
Payable to related party		76
Other liabilities		13
Total liabilities		321
Partners' capital		5,736
Total liabilities and partners' capital	$	6,057

See notes to statement of financial condition.

Seminole Financial

Notes to Statement of Financial Condition
December 31, 2010
(In Thousands)

1. General and Summary of Significant Accounting Policies

Seminole Financial (the "Partnership") is registered broker-dealer with the Securities Exchange Commission. The Partnership is a general partnership organized under the laws of the State of New York. The Partnership is owned by Seminole Trading Holdings I, LLC (99%) and Seminole Trading Holdings II, LLC (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokerage of various fixed income securities.

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

1. General and Summary of Significant Accounting Policies (continued)

Equity-Based and Other Compensation

BGC provides awards to certain employees of the Partnership in the form of REUs, PSUs and RSUs in BGC. REUs entitle the employees to participate in quarterly distributions of BGC's income and to receive certain post-termination payments. REUs are accounted for under the Financial Accounting Standards Board ("FASB") guidance which requires that the Partnership record an expense for liability awards at fair value each reporting period. PSUs entitle the employees to participate in quarterly distributions of BGC's income. The fair value of RSUs awarded to employees is determined on the date of grant based on the market value of BGC's Class A common stock, and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. BGC uses historical data forfeitures and turnover rates, to estimate expected forfeiture rates for employee RSUs. Each RSU is converted into one share of Class A common stock upon completion of the vesting period. RSUs granted to employees generally vest over a three-year period, with 33.3% vesting on each of the anniversary dates.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated over the estimated economic useful lives, generally 3 to 5 years, using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated economic useful life or the remaining lease term.

Income Taxes

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for their allocated share of taxable income or loss.

The Partnership applied the Financial Accounting Standards Board ("FASB") guidance on *Accounting for Uncertainty in Income Taxes* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments as of December 31, 2010.

(In Thousands)

2. Related Party Transactions

Administrative Services

Cantor provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services.

Additionally, Cantor provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the principal transaction revenue and remits to the Partnership on a monthly basis.

Cantor also charges the Partnership for the utilization of fixed assets for which they charge the Partnership based on the cost of providing such services.

Receivables from Related Broker/Dealer

Receivables from related broker/dealer of $653 primarily relate to principal transaction revenue not yet remitted to the Partnership as of December 31, 2010 from Cantor.

3. Fixed Assets

Fixed assets consisted of the following:

	December 31, 2010
Computer and communications equipment	$ 41
Leasehold improvements and other fixed assets	165
Total fixed assets	206
Less: accumulated depreciation and amortization	73
	$ 133

4. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100 or requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Partnership had net capital of $5,270, which was $5,170 in excess of its required net capital.

(In Thousands)

5. Commitments, Contingencies and Guarantees

Operating Leases

The Partnership is obligated for minimum rental payments under a non-cancelable operating lease for office space, expiring in 2012.

The following table summarizes the minimum lease payment under this lease at December 31, 2010:

	2011	2012	Total
Operating lease	$ 63	12	$ 75
Total contractual obligations	$ 63	12	$ 75

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts may be claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2010, no such claims or actions have been brought against the Partnership.

Legal reserves are established in accordance with the FASB guidance *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

6. Financial Instruments and off Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

7. Subsequent Event

The Partnership has evaluated subsequent events through the filing date and determined that there were no significant subsequent events.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

STATEMENT OF FINANCIAL CONDITION

Seminole Financial
As of December 31, 2010
with Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Seminole Financial
(SEC. ID No. 8-29616)

STATEMENT OF FINANCIAL CONDITION

Seminole Financial
As of December 31, 2010
with Report of Independent
Registered Public Accounting Firm